Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated October 21, 2009	Registration Statement No. 333-152631

European Investment Bank
USD 1,000,000,000 2.375% Notes due 2014
Final Term Sheet

Issuer:	European Investment Bank
Ratings:	AAA/Aaa/AAA
Currency/Size:
USD 1,000,000,000.  The notes offered under this free writing prospectus will have the same terms (other than inter alia the price to public and issue date), form part of the same series and trade freely with the notes issued on January 28, 2009

Settlement:	28 October 2009
Maturity:	14 March 2014
Interest Payment Dates:	14 March, 14 September
Coupon:	2.375% (semi-annual)
Reoffer:	99.413% plus accrued interest
Yield:	2.517%
Benchmark:	UST 5yr 2.375% September 2014
Spread:	+17.35 bps
Denominations:	USD 1,000, 10,000, 100,000
Leads:	Citi/RBC
Governing Law:	New York

The Notes are expected to be listed on the Luxembourg Stock Exchange.

You can access the prospectus for the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/33745/000095015708000550/form-sb.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling +1-877-858-5407 or +1-866-375-6829.